PACIFIC CONTINENTAL CORPORATION

111 West 7th Avenue

Eugene, Oregon 97401-4200

May 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacific Continental Corporation
Registration Statement on Form S-3
Filed April 1, 2016, as amended on May 2, 2016 and May 12, 2016
File No. 333-210550
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Pacific Continental Corporation (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3/A, File Number 333-210550, so that it will be declared effective on May 16, 2016 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 16, 2016

Please direct any further communications relating to this filing to the undersigned or to Patricia F. Young of Pillsbury Winthrop Shaw Pittman LLP at 415.983.1845.

Very truly yours,

/s/ Roger S. Busse
Roger S. Busse Chief Executive Officer

cc:	Richard R. Sawyer
Patricia F. Young, Esq